

Petroleum Development Corporation

Northeast/Midwest
Road Show

April 3-7, 2006

Forward-Looking Statements

This information contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those included in the forward-looking statements include the timing and extent of changes in commodity prices for oil and gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploration and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of the company to meet its stated business goals. Additionally, we refer in this presentation to estimated reserves and resource potential, both of which include potential resources that do not meet the SEC definition for proved reserves. The information presented is based on limited regional geological, drilling and production data and there can be no assurance that the estimated reserves or resource potential exist and actual results may differ materially from these estimates.

Contact Information:

Investor Relations
Petroleum Development Corporation
PO Box 26
103 East Main Street
Bridgeport, West Virginia 26330

P: 304.842.6256
F: 304.842.0913

www.petd.com



Petroleum Development Corporation

Company Overview

▶ History

▶ Business Segments

    ▶ Oil and gas well drilling operations

    ▶ Gas sales from marketing activities

    ▶ Oil and gas sales

    ▶ Well operations and pipeline income



Petroleum Development Corporation

Year-end Production Update

‣ 4Q production up 4.3% vs. 3Q to 3.57 Bcfe
  ‣ Up 12.6% compared to 4Q 2004
‣ Year-to-year production increased 8% to 13.7 Bcfe
‣ Rocky Mountain Region increased 15% in 2005
  ‣ Rocky Mountain production was 78% of Company total
‣ Natural gas was 81% of total



 Petroleum Development Corporation

2005 Year-end Reserves

	2004	2005
Proved Developed	165.2 Bcfe	178.5 Bcfe
Proved Undeveloped	52.2 Bcfe	96 Bcfe
Total Reserves	217.4 Bcfe	274.5 Bcfe

➢ Proved developed reserves increased 8.1%

➢ Proved undeveloped reserves increased 83.9%

➢ Total reserves increased 26.3%



Petroleum Development Corporation

Rocky Mountain Prospect Areas

Sweetwater Project

Nebraska

Wyoming

Wattenberg Field

Grand Valley Field

NECO Properties

Colorado



Petroleum Development Corporation

Bakken Shale, North Dakota



Bakken
Shale
And
Nesson

North Dakota

Montana

South Dakota

Petroleum Development Corporation

7

Greater Wattenberg Field Development Opportunity



PDC Historical General Area of Operation

Anadarko Farmout Area

➢ Existing area of operations offers multiple opportunities:

- Codell, Niobrara development and field extension drilling
- Infill (increased density) Rule 318 drilling
- Codell and Niobrara re-fracs

➢ PDC recently acquired a Farmout from Anadarko Petroleum covering approximately 15 townships, encompassing approximately 50,000 undeveloped acres in an alternating section checkerboard.

➢ The Farmout Area provides additional opportunities:

- Codell, Niobrara development and field extension drilling
- Regional J Sand development and step-out drilling.
- J and D Sand bar and channel exploratory drilling



Petroleum Development Corporation

Grand Valley Field Development Opportunity



Puckett Land Company   Chevron Shale Oil Company   Encana

➢ Approximately 14,100 net development leasehold acres

- Puckett Land Company
- Chevron Shale Oil Company
- Encana (formerly Tom Brown Inc.)

➢ 127 wells drilled as of February 1, 2006

➢ 941 potential locations available for drilling on 15 acre density (Approval for increased well density required in some areas)

➢ 773 locations available for PDC Corporate development

- 168 allocated for future Partnership drilling activity (PDC WI 25%, 42 additional net wells)



Petroleum Development Corporation

Grand Valley Field Development Potential



Monthly Production - Puckett 31-14D

- ➢ Drilling & Completion cost of approximately $2.0 Million per well
- ➢ Average Estimated Ultimate Recoverable (EUR) gas reserves 1.0 – 1.5 BCF
- ➢ Finding & development cost net to PDC of approximately $2.00 per Mcf @1.25 BCF EUR and 80% NRI
- ➢ Unconfirmed resource potential of 815 Bcf(15 acre well density and 1.25 BCF per well) net to PDC's interest.



Rockies Exploration Opportunities

- ➢ North Dakota (oil and gas)
  <u>Bakken Shale</u>
  - • 9,000' – 11,000' vertical plus 9,000' horizontal
  - • Approximately 62,000 net acres under lease

  <u>Nesson Formation</u>
  - • 6,000' vertical plus 8,000' – 12,000' multi-leg horizontal
  - • Approximately 30,000 acres under lease
- ➢ Wyoming (gas)
  <u>Lance, Lewis, Fox Hills, Almond, Mesaverde</u>
  - • 8,000' to 13,000'
  - • 43,000 acres
- ➢ NECO/Kansas
  <u>Niobrara</u>
  - • 2,000'
  - • 60,000 acres



Petroleum Development Corporation

North Dakota Bakken Horizontal Opportunity



➢ Approximately 62,000 net acres of leasehold across 7 Project areas

➢ Leasehold acquisition continuing

➢ PDC ownership includes various interests from 5-100% WI in an alternating checkerboard pattern of 1,280 acre stand-up blocks with 80% NRI

➢ Operations will include non-operated properties

➢ 40-50 net well total potential with successful results in each project area



Petroleum Development Corporation

North Dakota Bakken Horizontal Opportunity



➢ Average Estimated Ultimate Recover (EUR) of approximately 300,000 BO or more

➢ Current estimated well cost $4.2M

➢ Estimated finding and development cost of approximately $2.91 per MCFE ($17.50 per BOE)

➢ Unconfirmed resource potential of approximately 13.5 MMBO net to PDC's interest.


Petroleum Development Corporation

North Dakota Bakken Initial Test Well



FEDORA 34-22H DAILY OIL PRODUCTION

- ➢ 1st well, Fedora 34-22H, drilled successfully to a measured depth of 18,315' with a true vertical depth of 10,780' (lateral length of approximately 7,500')
  - Date of first production October 1, 2005.
  - Cumulative production as of 3/23/06 approximately 29,527 BO and 17,695 Mcf
  - Current production approximately 150 BOPD and 100 MCFD
- ➢ 2nd well, Violet-Olson 31-29H, drilled to a measured depth of 18,411' and a true vertical depth of 9,943' (lateral length of 8,468)
  - Well fraced in early March. Currently on flowback, producing 100 BOPD and 150 MCFD
- ➢ 3rd well, Carmona 31-1H, spudded on March 15, 2006



Petroleum Development Corporation

North Dakota Nesson Horizontal Opportunity



- ➢ Approximately 30,000 net leasehold acres (80% NRI)

- ➢ PDC ownership on a section by section basis varies from 5-100%

- ➢ Development potential from 25 to 50 net wells or more

- ➢ Operations will encompass Operated and Non-Operated properties

- ➢ Development will require single long leg horizontal wells and shorter multi lateral wells



Petroleum Development Corporation

North Dakota Nesson Horizontal Potential



Nance Petroleum Freed 44-6

- ➢ Nesson horizon depths range from 5,000' to 6,000'. Lateral horizontal displacement ranges from 8,000 to 10,000 feet or more
- ➢ Drilling and completion cost of approximately $1,500,000
- ➢ Average Estimated Ultimate Recovery of 100,000 BO or more and 50-100MMcf
- ➢ Finding and Development cost of approximately $16.67 / BOE
- ➢ Unconfirmed Resource Potential estimated between 2.25 MMBOE and 4.5 MMBOE net to PDC interests.



Petroleum Development Corporation

Sweetwater County, Wyoming Exploratory Opportunity



➢ Approximately 30,000 acres available for development

   • 27,000 acres under lease

   • 3,000 acre farmout from Andadarko

➢ Multiple play/pay opportunity from shallow coals, sands and fractured shales to deep tight gas reservoirs

➢ Initial test well, the Anadarko #41-11, drilled and cased to a total depth of approximately 12,500 ft.

   • Multiple shows and potential completion targets

   • Stimulation design underway



Petroleum Development Corporation

Sustaining Growth

➤ The market for partnership interests in oil and gas wells is at record levels
  - PDC sold a record $116 million in 2005
  - Currently working on 2006 offering with planned $100 million offering
➤ The Company invested approximately $8.5 million in the fourth quarter in non-partnership drilling in Wattenberg field
➤ Second successful exploratory well in North Dakota Bakken shale
  - Third Bakken shale exploratory test is currently underway.
➤ Company has contracted for two additional rigs for North Dakota and other deeper prospects
➤ Strong balance sheet allows ample funding for additional acquisitions if available



Petroleum Development Corporation

2006 Drilling Plans

- Rockies: Plan drilling in Wattenberg and Piceance
  - Partnership funds split between areas
  - About 3-4 Wattenberg wells per Piceance well
  - PDC will have a 25% interest in future partnerships (30% interest in last 2005 partnership)
- 2 or more Bakken exploratory tests. Additional exploratory and development wells planned pending successful results of initial test wells
- 3 Nesson horizontal wells drilled in 1Q 2006. PDC non-operated interest of approximately 33%.
- New area tests on NECO properties
- Sweetwater test planned in first or 2nd quarter of 2006
- Continue search for additional opportunities



Petroleum Development Corporation



Petroleum Development Corporation

